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VIA EDGAR

September 24, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No. 13 to Registration Statement on Form F-1

Filed on September 11, 2024

CIK No. 0001967822

Dear Mr. Nalbantian:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated September 20, 2024 (the “Comment Letter”) on the Company’s Amendment No. 13 to Registration Statement on Form F-1 filed on September 11, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 14 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comment, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

General

1.	Please refer to the Selling Shareholders Plan of Distribution section on page Alt-4. We note your disclosure that a selling shareholder may use any one or more methods which include “purchases by a broker-dealer as principal and resale by the brokerdealer for its account” and that “[t]o the extent required,... the name of the Selling Shareholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.” Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K. Lastly, please revise the Selling Shareholder Plan of Distribution section accordingly.

In response to the Staff’s comment, the Company respectfully confirms the Company’s understanding that the retention by a selling shareholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment and has revised the disclosure on page Alt-4 of Revised Registration Statement accordingly.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Michael J. Blankenship, Winston & Strawn LLP